Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: August 4, 2015

The following FAQs were posted to Humana Inc.’s internal website on August 4, 2015:

As we continue to navigate the proposed Aetna merger with Humana, a wide variety of questions are naturally emerging. That’s why we are creating a series of FAQs on an ongoing basis for regular distribution via Hi! and other internal channels. Our goal is to provide accurate answers in the timeliest manner possible.

Please send future questions to associatecommunications@humana.com.

Thank you for your ongoing passion, dedication and engagement as we look forward to a bright future.

   Benefits

Q:	Has there been any discussion regarding whether employees will be given the opportunity to move their 401(k)s prior to the sale to Aetna vs. having Aetna taking them over?

A:	IRS regulations govern when 401(k) plan assets are permitted to be distributed from the plan. Upon termination of employment, 401(k) balances can be distributed. While actively employed, distribution of an account balance is generally not available unless the participant is age 59-1/2 or older. More details will be shared as we get closer to the transaction date.

Q:	What I don’t understand is how this will work with our “Humana stock fund.” My most recent Schwab statement shows how many shares I own but shows a per share price of $64. So this is obviously not the same as having the same number of shares of Humana stock since the price is so much lower. When they say owners of Humana stock will get $125 cash per share + a percentage of Aetna stock, how will that work in the 401(k)? Will the “cash” be distributed in the other funds and then the Aetna stock will be in our 401(k)?

A:	Humana stock held in a retirement savings/401(k) plan portfolio will receive the same merger consideration per share as any investor holding Humana stock. This amount will be credited to your account in the 401(k) plan. More details will be shared as we get closer to the transaction date.

   Compensation and Career Planning

Q:	Will we (HR) come out with guidance regarding recruiting and retention strategies through the close date?

A:	At this time, Humana will continue to follow our normal recruiting and retention processes. As we near the close date, if there are changes, we will inform necessary parties.

Q:	Will we be able to back-fill roles if someone leaves?

A:	Beginning January 2015, Humana leadership took a strategic approach to reducing administrative expenses and has aggressively reviewed openings throughout the year. Leaders should work directly with Sr. Leadership for their business area on whether to backfill positions.

Q:	We sometimes have special projects and pilot programs being launched. For associates like myself, trying to develop their career, would we have an opportunity to participate based on our talent profile and previous experience? Will these help us be considered for new positions that become available with the merger?

A:	Talent profiles are often used when considering individuals for new assignments and special projects, so you are encouraged to complete your talent profile and review it with your leader. Help your leader know more about your experience, education, aspirations, accomplishments, etc. Discuss development ideas and capture them in your online development plan. (Visit go/talentcenter for help with your talent profile and development plan.) If you are interested in a posted position, you will still want to review our Career Opportunities site to learn more and apply online.

Q:	Assuming all of us continue to be able to work for the company, will we be considered Humana or Aetna employees?

A:	Upon the transaction closing, Humana employees will become Aetna employees. Although some areas of Humana’s current products and services, such as Medicare, may become a Humana-branded offering under Aetna’s products and services, employees that support Humana-branded offerings still will be Aetna employees.

Q:	Best of breed – does this mean personnel would have to reapply for roles or does it mean something else entirely?

A:	“Best of breed” refers to the merging of best capabilities and resources from both entities that will drive Aetna’s business goals and culture forward. Specifics around those capabilities and resources will be shared when available.

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Q:	How should we interpret the word “termination” in the sentence, below?

“Under the terms of our agreement with Aetna, Humana’s current severance policy will remain in effect for Humana associates through the earlier of (i) December 31, 2017, or (ii) termination of the transaction with Aetna.”

By “termination” did you mean “completion” of the merger transaction?

If so, isn’t the transaction scheduled to close in the second half of 2016? The only other way to interpret “termination” is that the deal doesn’t go through (right?).

A:	The word “termination” in this context is referring to the date our merger agreement with Aetna is terminated (in the unlikely event the proposed merger does not occur).

   Transaction Related

Q:	In light of the discontinuation of earnings calls, will associates receive quarterly status of earnings? So they can track our progress as it relates to MIP?

A:	In light of the proposed merger with Aetna, Humana is no longer hosting earnings conference calls each quarter. The second-quarter call previously scheduled for July 29 was canceled.

Suspending earnings calls is common practice for companies that have agreed to be acquired.

We will continue to issue quarterly earnings press releases, and we will continue to link to them on Hi! each quarter.

Q:	At what point in the process will shareholders, both Humana and Aetna, vote on the proposed merger, and do we have a sense of integration timelines post finalization of the deal?

A:	There are three parallel processes that need to take place before closing of the proposed transaction. Each step includes a number of components and approval processes.

1.	Federal anti-trust reviews: This step, which is already in progress, ensures the transaction will not result in a combination that is anti-competitive. The Department of Justice is leading this effort, and the process is expected to conclude in the second half of 2016.

2.	State reviews: This step, which is also in progress, includes a review by various state departments of insurance and attorneys general of the transaction, considering the financial viability of the combined entity, consumer protection concerns, anti-trust issues, and other issues. This portion of the regulatory process is also expected to conclude in the second half of 2016.

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3.	Shareholder votes: This step ensures that Humana’s and Aetna’s shareholders have the information needed to vote in an informed manner on the transaction. Humana shareholders must approve the transaction, and Aetna shareholders must approve the issuance of Aetna stock in the transaction. The process is regulated by the U.S. Securities and Exchange Commission (SEC), and is expected to take place in the Fall of 2015.

Q:	Is there a chance that location decisions will be made sooner than the 12-18 month timeframe?

A:	The proposed transaction is expected to close in the second half of 2016, with an integration planning process commencing shortly to plan for the operation of the combined company. Location decisions will be made as part of this integration planning process, as Humana and Aetna assess locations that best align to driving their business and cultural goals forward.

   Humana Services and Products

Q:	We haven’t heard anything about Humana’s Commercial business in early messaging. Does the merger’s strategic plan address commercial business?

A:	Yes. The merger is expected to create a better, more diversified company whose combination builds on each other’s respective efforts to create a broader range of products and services across commercial, retail (including Medicare and Medicaid), government, and wellness. Commercial would account for over 34% of the combined company’s revenues, and cover 22.9 million members.

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   Humana Specific

Q:	Can you provide guidance on member questions on how their plans may change, and concerns regarding their coverage with the Aetna merger, especially if they do not have a Humana salesperson to contact?

A:	Until the transaction closes we are and will continue to operate as separate and competing companies, and it is business as usual through the end of customers’ contract years and any renewals. Until closing, a member’s coverage network of providers and how we work with them will continue as usual. As always, we are committed to providing our members with a high quality health care experience and superior service.

Q:	I know in our talking points, it mentioned that a letter would be going out to our members regarding this merger. Do you have an estimated time frame as to when these letters will go out?

A:	Communication was sent on July 7th to brokers and employers via email. For our other business partners and group customers, we are posting the press release on the appropriate provider portals and Humana websites. Since policies and coverage for our Group Customers and Members will continue as usual, we believe that sending additional letters to members would create confusion.

Q:	How are we communicating with our contractors?

A:	We have provided guidance in the form of talking points, to contractor associates who are providing call center customer services to members and providers. It is the same guidance that we have provided to internal associates.

Q:	How will this impact our vendor contracts (i.e. HGS)?

A:	There is no estimated impact to HGS or any other vendor at this time.

Q:	Is there coordination on the communication to hospitals or providers that are also customers?

A:	Yes, Humana took a unified approach, directing health care providers to view our press release on our provider portal on our website. This approach enabled us as an enterprise to have a consistent message available quickly. Additionally, a frequently asked questions and answers document was made available to call centers to answer incoming questions from health care providers. In the future, if additional communications needs are identified, leaders of all business segments will collaborate to develop a unified plan.

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Q:	What should member-facing associates do if they receive questions they are not prepared to answer?

A:	Humana associates who receive a question about the proposed merger should first refer to the appropriate talking points in the Humana Aetna Merger Talking Points Mentor topic.

The Humana Aetna Merger Talking Points Mentor topic includes links to:

•	Humana.com where you can access the press release

•	Humana Aetna Merger Member Talking Points

•	Humana Aetna Merger Provider Talking Points

•	Humana Aetna Merger Sample Member Letter

Q:	Will the closing mid to later next year affect our current transitional relief strategy and those plans that will be available?

A:	Through the closing, Humana will continue to quote and renew business as usual and compete in the marketplace. Any contract entered into with Humana prior to the close date will be honored as part of normal business practices.

   Humana and Aetna Business Related

Q:	What key strategies has Aetna leveraged to make them such a complementary partner and how will these strategies help to improve Humana’s overall position in the industry?

A:	We expect that Aetna’s capabilities will make Humana’s commercial business more effective and competitive, and Humana’s capabilities will make Aetna’s Medicare Advantage business more effective and competitive.

The combination builds on each company’s respective efforts to provide innovative, technology-driven products, services and solutions to build healthier populations, promote higher quality health care at lower cost, and offer greater transparency and convenience for consumers.

Together, both Aetna and Humana will be well-positioned to offer consumers a broader choice of products, access to higher quality and more affordable care, as well as a better overall experience.

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Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

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Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s and Humana’s business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and

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Humana will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to

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reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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